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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER:  1-10013
CUSIP NUMBER:  57 7310-10-8

(Check One): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K [ X ] Form 10-
             Q [   ] Form N-SAR

For Period ended:  March 31, 1996
[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION
Larson Davis Incorporated
Full Name of Registrant
N/A
Former Name if Applicable
1681 West 820 North
Address of Principal Executive Office (Street and Number)
Provo, Utah 84601
City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[ X ]     day following the prescribed due date; or the               subject
          quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not completed the review process necessary to enable it to present the financial information required and cannot complete such review by the due date for the form 10-Q without unreasonable effort or expense. (Attach Extra Sheets if Needed)
SEC 1344 (6/93)

PART IV  OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
Dan J. Johnson                    (801)          375-0177
(Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                         [ X ] Yes       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [ X ] Yes       [   ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's revenues from continuing operations are approximately 150% of such revenues for the prior year comparative period for both the three and nine month periods ended March 31, 1996. Registrant's net loss for the three months ended March 31, 1996 increased by approximately 150% compared to the prior year period, although the net loss for the nine months ended March 31, 1996 decreased by approximately 50%.

Larson.Davis Incorporated
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 1996             By  -----------------------------
                                    /s/Dan J. Johnson, President